Exhibit 99.1

Ayr Wellness Inc.

(Formerly Ayr Strategies Inc.)

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

(EXPRESSED IN UNITED STATES DOLLARS)

Notice to Reader

Under National Instrument 51-102, Part 4, Subsection 4.3(3)(a), if an auditor has not performed a review of the Unaudited Interim Consolidated Financial Statements, they must be accompanied by a notice indicating that the unaudited interim consolidated financial statements have not been reviewed by an auditor. The accompanying Unaudited Interim Consolidated Financial Statements of Ayr Wellness Inc. (formerly, Ayr Strategies Inc.) (“the Company”) have been prepared by and are the responsibility of management. The Company’s independent auditor has not performed a review of these Unaudited Interim Consolidated Financial Statements.

Ayr Wellness Inc.

(Formerly Ayr Strategies Inc.)

INTERIM FINANCIAL STATEMENTS

MARCH 31, 2021 AND 2020

Unaudited Interim Consolidated Financial Statements (“Interim Financial Statements”)

Unaudited Consolidated Interim Balance Sheets
(“Interim Balance Sheets")	1

Unaudited Consolidated Interim Statements of Operations and Comprehensive Loss
(“Interim Statements of Operations and Comprehensive Loss”)	2

Unaudited Consolidated Interim Statements of Shareholders’ Equity
(“Interim Statements of Shareholders’ Equity”)	3

Unaudited Consolidated Interim Statements of Cash Flows
(“Interim Statements of Cash Flows”)	4

Notes to the Interim Financial Statements	5-45

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Interim Balance Sheets

(Expressed in United States Dollars)

	As of
	March 31, 2021	December 31, 2020
ASSETS
Current
Cash	$195,649,339	$127,238,165
Accounts receivable	5,022,795	3,464,401
Due from related parties [Note 10]	139,759	135,000
Inventory [Note 5]	89,326,546	22,919,605
Prepaid expenses, deposits, and other current assets	7,527,975	5,270,381
	297,666,414	159,027,552
Non-current
Property, plant, and equipment [Note 6]	157,254,186	69,104,080
Intangible assets [Note 7]	749,486,771	252,357,677
Right-of-use assets - operating [Note 8]	63,621,011	22,546,256
Right-of-use assets - finance, net [Note 8]	2,677,372	877,310
Goodwill [Notes 4 and 7]	192,938,602	57,963,360
Equity investments [Note 9]	514,048	503,509
Deposits and other assets	1,680,316	2,540,674
Total assets	1,465,838,720	564,920,418

LIABILITIES
Current
Trade payables	17,426,643	8,899,786
Accrued liabilities	12,631,570	8,706,813
Lease liabilities - operating - current portion [Note 8]	4,335,403	740,864
Lease liabilities - finance - current portion [Note 8]	539,870	125,440
Purchase consideration payable [Notes 4 and 13]	5,262,163	9,053,057
Income tax payable [Note 19]	10,249,957	21,379,351
Debts payable - current portion [Note 11]	7,931,362	8,644,633
Accrued interest payable - current portion [Note 11]	4,301,747	-
	62,678,715	57,549,944
Non-current
Deferred tax liabilities [Note 19]	83,132,721	14,677,991
Lease liabilities - operating - non-current portion [Note 8]	61,052,556	23,474,726
Lease liabilities - finance - non-current portion [Note 8]	1,920,234	446,585
Contingent consideration [Notes 4 and 13]	141,122,422	22,961,411
Debts payable - non-current portion [Note 11]	82,779,133	53,587,948
Senior secured notes - non-current portion [Note 11]	104,014,955	103,652,963
Accrued interest payable - non-current portion [Note 11]	2,794,964	3,301,155
Total liabilities	539,495,700	279,652,723

SHAREHOLDERS' EQUITY (DEFICIENCY)
Multiple Voting Shares: no par value, unlimited authorized.
Issued and outstanding - 3,696,486 & 3,696,486 shares,
respectively [Note 12]	-	-
Subordinate, Restricted, and Limited Voting Shares: no par
value, unlimited authorized.
Issued and outstanding - 47,460,492 & 28,873,641 shares,
respectively [Note 12]	-	-
Exchangeable Shares: no par value, unlimited authorized.
Issued and outstanding - 6,347,565 & 2,127,543 shares,
respectively [Note 12]	-	-
Additional paid-in capital	1,182,554,596	524,292,741
Treasury stock	(556,899)	(556,899)
Warrant reserve	5,950,859	6,515,753
Accumulated other comprehensive income	3,265,610	3,265,610
Deficit	(264,871,146)	(248,249,510)
Total shareholders' equity	926,343,020	285,267,695
Total liabilities and shareholders' equity	1,465,838,720	564,920,418

Commitments and contingencies [Note 17]

Subsequent events [Note 20]

The accompanying notes are an integral part of these interim financial statements.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Interim Statements of Operations and Comprehensive Loss

(Expressed in United States Dollars)

	Three Months Ended
	March 31, 2021	March 31, 2020
Revenues, net of discounts	$58,398,323	$33,552,681

Cost of goods sold excluding fair value items	28,140,614	16,867,757
Incremental costs to acquire cannabis inventory in a business combination [Note 5]	5,792,389	-
Cost of goods sold	33,933,003	16,867,757

Gross profit	24,465,320	16,684,924

Expenses
General and administrative [Note 15]	15,812,526	9,296,604
Sales and marketing	743,558	534,598
Depreciation [Notes 6 and 8]	284,940	159,418
Amortization [Note 7]	4,631,942	2,998,667
Stock-based compensation [Note 16]	8,223,545	12,145,302
Acquisition expense	3,136,976	128,379
Total expenses	32,833,487	25,262,968

Loss from operations	(8,368,167)	(8,578,044)

Other (expense) income
Share of loss on equity investments [Note 9]	(13,071)	(15,126)
Foreign exchange	(19,136)	(2,810)
Fair value loss on financial liabilities [Note 13]	(546,010)	(1,156,071)
Interest expense	(2,752,497)	(541,355)
Interest income	59,400	-
Other	(555)	116,265
Total other expense	(3,271,869)	(1,599,097)

Loss before income tax	(11,640,036)	(10,177,141)

Current tax [Note 19]	(7,052,052)	(4,045,374)
Deferred tax [Note 19]	2,070,452	(89,560)

Net loss	(16,621,636)	(14,312,075)

Foreign currency translation adjustment	-	-

Net loss and comprehensive loss	(16,621,636)	(14,312,075)

Basic and diluted loss per share	(0.38)	(0.53)

Weighted average number of shares outstanding (basic and diluted)	43,989,461	26,889,923

The accompanying notes are an integral part of these interim financial statements.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Interim Statements of Shareholders’ Equity

(Expressed in United States Dollars)

		Subordinate,Restricted,							Accumulated other
	Multiple	and Limited Voting	Exchangeable	Additional	Treasury stock		Warrant reserve		comprehensive
	Votingu Shares	Shares	Shares	paid-in capital	Number	Amount	Number	Amount	income	Deficit	Total
	#	#	#	$	#	$	#	$	$	$	$
Balance, December 31, 2019	3,696,486	14,824,485	8,373,792	410,358,129	(29,500)	(245,469)	16,060,858	9,979,446	3,265,610	(223,644,060)	199,713,656

Stock-based compensation [Note 16]	-	-	-	12,145,302	-	-	-	-	-	-	12,145,302

Exercise of Rights [Note 12]	-	82,349	-	82,349	-	-	-	-	-	-	82,349

Conversion of Exchangeable Shares [Note 12]	-	898,739	(898,739)	-	-	-	-	-	-	-	-

Repurchase of Subordinate Voting Shares [Note 12]	-	-	-	(307,442)	(33,800)	(307,442)	-	-	-	-	(614,884)

Net loss for the period	-	-	-	-	-	-	-	-	-	(14,312,075)	(14,312,075)

Balance, March 31, 2020	3,696,486	15,805,573	7,475,053	422,278,338	(63,300)	(552,911)	16,060,858	9,979,446	3,265,610	(237,956,135)	197,014,348

Balance, December 31, 2020	3,696,486	28,873,641	2,127,543	524,292,741	(63,800)	(556,899)	10,486,412	6,515,753	3,265,610	(248,249,510)	285,267,695

Stock-based compensation [Note 16]	-	-	-	8,223,545	-	-	-	-	-	-	8,223,545

Exercise of Rights [Note 12]	-	92,722	-	-	-	-	-	-	-	-	-

Exercise of Warrants [Note 12]	-	787,710	-	4,856,784	-	-	(909,137)	(564,894)	-	-	4,291,890

Conversion of Exchangeable Shares [Note 12]	-	350,412	(350,412)	-	-	-	-	-	-	-	-

Share issuance - business combinations [Note 4]	-	12,670,958	4,570,434	524,686,435	-	-	-	-	-	-	524,686,435

Equity offering [Note 12]	-	4,600,000	-	118,052,400	-	-	-	-	-	-	118,052,400

Conversion of convertible debt [Note 11]	-	85,049	-	2,442,691	-	-	-	-	-	-	2,442,691

Net loss for the period	-	-	-	-	-	-	-	-	-	(16,621,636)	(16,621,636)

Balance, March 31, 2021	3,696,486	47,460,492	6,347,565	1,182,554,596	(63,800)	(556,899)	9,577,275	5,950,859	3,265,610	(264,871,146)	926,343,020

The accompanying notes are an integral part of these interim financial statements.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Interim Statements of Cash Flows

March 31, 2021 and 2020

(Expressed in United States Dollars)

	Three Months Ended
	March 31, 2021	March 31, 2020
Operating activities
Net loss	$(16,621,636)	$(14,312,075)
Adjustments for:
Net fair value loss on financial liabilities	546,010	1,156,071
Stock-based compensation	8,223,545	12,145,302
Depreciation	1,338,462	431,581
Amortization on intangible assets	6,137,644	3,378,667
Share of loss on equity investments	13,071	15,126
Incremental costs to acquire cannabis inventory in a business combination	5,792,389	-
Deferred tax (benefit) expense	(2,070,452)	89,560
Amortization on financing costs	405,059	-
Interest accrued	3,778,173	371,550
Changes in non-cash operations, net of business acquisition:
Accounts receivable	(1,525,907)	2,127,509
Inventory	(8,281,309)	(3,686,298)
Prepaid expenses and other assets	2,759,690	(221,876)
Trade payables	(673,733)	2,279,780
Accrued liabilities	(4,946,187)	(771,113)
Lease liabilities - operating	23,405	31,017
Income tax payable	(14,842,706)	4,045,374
Cash (used in) provided by operating activities	(19,944,482)	7,080,175

Investing activities
Purchase of property, plant, and equipment	(12,994,107)	(4,434,196)
Cash paid for business combinations and asset acquisitions, net of cash acquired	(12,684,196)	-
Cash paid for business combinations and asset acquisitions, working capital	(3,790,894)	-
Payments for interests in equity accounted investments	(109,700)	-
Advances to related corporation	(4,759)	-
Deposits for business combinations	(1,450,000)	-
Cash used in investing activities	(31,033,656)	(4,434,196)

Financing activities
Proceeds from exercise of Warrants	4,291,891	-
Proceeds from equity offering, net of expenses	118,052,400	-
Payments of financing costs	(43,067)	-
Repayments of debts payable	(2,536,003)	(806,488)
Repayments of lease liabilities - finance (principal portion)	(375,909)	-
Repurchase of Subordinate Voting Shares	-	(307,442)
Cash provided by (used in) financing activities	119,389,312	(1,113,930)

Net increase in cash	68,411,174	1,532,049
Effect of foreign currency translation	-	-
Cash, beginning of the period	127,238,165	8,403,196
Cash, end of the period	195,649,339	9,935,245

Supplemental disclosure of cash flow information:
Interest paid during the period	904,304	285,877
Taxes paid during the period	21,892,395	-
Non-cash investing and financing activities:
Recognition of right-of-use assets for operating leases	41,344,344	-
Recognition of right-of-use assets for finance leases	1,533,165	-
Issuance of Subordinate Shares related to business combinations	524,686,435	-
Issuance of Subordinate Shares related to equity component of debt	2,442,691	-

The accompanying notes are an integral part of these interim financial statements.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

1. NATURE OF OPERATIONS

Ayr Wellness Inc. (formerly Ayr Strategies Inc.) (“Ayr” or the “Company”) is a vertically-integrated cannabis multi-state operator in the U.S., with cannabis operations in Massachusetts, Nevada, Pennsylvania, Florida, Arizona, and Ohio. Through its operating companies, Ayr is a leading cultivator, manufacturer, and retailer of cannabis products and branded cannabis packaged goods, and provides operational and service support to licensed cannabis companies. The Company was previously a special purpose acquisition corporation (“SPAC”) which was incorporated for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Company, referred to as the Company’s “Qualifying Transaction”. The Company had only one operating segment, cannabis sales, during the period ended March 31, 2021. As the Company has experienced rapid growth operating segments will be further analyzed and are subject to future change.

The Company is a reporting issuer in the United States and Canada. The Company’s subordinate, restricted, and limited voting shares (“Subordinate Shares”), warrants (“Warrants”), and rights (“Rights”) are trading on the Canadian Stock Exchange (the “CSE”), under the symbols “AYR.A”, “AYR.WT” and “AYR.RT”, respectively. The Company’s Subordinate Shares are also trading on the Over-the-Counter Market (“OTC”) in the United States under the symbol “AYRWF”. The Company originally traded on the OTC under the symbol “AYRSF”, however, that changed on December 4, 2020 to AYRWF.

History of the Company

The Company was incorporated on July 31, 2017 under the Business Corporations Act (Ontario) and continued on May 24, 2019 into British Columbia under the Business Corporations Act (British Columbia) in connection with its Qualifying Transaction. The registered office of the Company is located at 666 Burrard Street, Suite 1700, Vancouver, British Columbia V6C 2X8. The head office of the Company is located at 590 Madison Avenue, 26th Floor, New York, New York, 10022.

For information on the Company’s initial public offering, please refer to the Company’s final non-offering prospectus dated February 15, 2019 and the Company’s management information circular dated February 19, 2019.

On September 12, 2018, the Company incorporated a wholly owned subsidiary in Nevada, United States, named CSAC Holdings Inc., to facilitate the proposed Qualifying Transaction. On September 17, 2018, CSAC Holdings Inc. incorporated a wholly owned subsidiary in Nevada, United States, named CSAC Acquisition Inc. (“CSAC AcquisitionCo”).

On May 24, 2019, the Company completed its Qualifying Transaction, including through operational and service agreements, of the target businesses of Washoe Wellness, LLC (“Washoe”), The Canopy NV, LLC (“Canopy”), Sira Naturals, Inc. (“Sira”), LivFree Wellness, LLC (“LivFree”) and CannaPunch of Nevada LLC (“CannaPunch”), which collectively constituted its Qualifying Transaction (collectively, the “Qualifying Transaction”).

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

2.            Basis of Presentation

2.1 Statement of compliance

On March 1, 2021, the United States Securities and Exchange Commission (“SEC”) declared effective the Company’s Registration Statement (No. 333-253466) on Form F-10 (“the Registration Statement”) filed on February 24, 2021.  The Registration Statement was made by a foreign issuer that is permitted, under the U.S. / Canada Multijurisdictional Disclosure System (“MJDS”) adopted by the United States, to prepare the Prospectus in accordance with the disclosure requirements of Canadian issuers. As such, these interim financial statements are being prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and in accordance with the rules and regulations of Canadian securities regulators and, where applicable, the SEC.

Results of interim periods should not be considered indicative of the results for the full year. These interim financial statements include estimates and assumptions of management that affect the amounts reported in the interim financial statements. Actual results could differ from these estimates.

The interim financial statements are presented in United States dollars which, following the close of the Qualifying Transaction became the Company’s presentation currency. The functional currency of each entity is determined separately in accordance with Accounting Standards Codification (ASC) 830 – Foreign Currency Matters and is measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional currency of Ayr, the parent, is CDN$ and for each of the United States subsidiaries is United States dollars (US$ or $).

3.            Summary of Significant Accounting Policies Basis of Consolidation

3.1 Basis of consolidation

The interim financial statements for the three months ended March 31, 2021 include the accounts of the Company, its wholly-owned subsidiaries, and entities over which the Company has a controlling interest. Entities over which the Company has control are presented on a consolidated basis from the date control commences until the date control ceases. Equity investments where the Company does not exert a controlling interest are not consolidated. All intercompany balances and transactions are eliminated on consolidation. The Company’s consolidated subsidiaries are listed below, and are owned 100% by the Company unless otherwise noted:

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

3.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.1 Basis of consolidation (continued)

Subsidiaries	State of operation	Purpose
Ayr Wellness Inc.	British Columbia, CA	Parent Company
Ayr Wellness Holdings LLC	NV	Corporate - Holding Company
CSAC Holdings Inc.	NV	Corporate - Holding Company
CSAC Acquisition Inc. (2)	NV	Corporate - Holding Company
CSAC Acquisition MA Corp	NV	Corporate - Holding Company
CSAC Acquisition FL Corp (3)	NV	Corporate - Holding Company
CSAC Ohio, LLC	NV	Production
Sira Naturals, Inc. (4)	MA	Cultivation, Production, and Retail
CannaPunch of Nevada LLC	NV	Production
LivFree Wellness, LLC (1)(5)	NV	Managed Services - Retail
Washoe Wellness, LLC (1)(6)	NV	Managed Services - Cultivation and Production
The Canopy NV LLC (7)	NV	Managed Services - Retail
DocHouse, LLC	PA	Cultivation and Production
CannTech PA, LLC (8)	PA	Cultivation, Production, and Retail
242 Cannabis LLC (3)	FL	Real Estate, Cultivation, and Production
DJMMJ Investments LLC (3)	FL	Cultivation, Production, and Retail
Oasis	AZ	Cultivation, Production, and Retail
Greenlight Management, LLC	OH	Managed Services - Cultivation
Greenlight Holdings, LLC	OH	Real Estate
Ohio Medical Solutions, LLC	OH	Production

1)	Entered into an equity purchase agreement with CSAC Acquisition Inc. pending regulatory approval for the license transfers by the Nevada Cannabis Compliance Board. The Company has a controlling interest, and provides operational and service support to licensed cannabis companies. All intercompany balances and transactions are eliminated for consolidation.

2)	CSAC Acquisition Inc. includes wholly-owned subsidiaries:

a.	Holding entities - CSAC Acquisition NJ Corp, CSAC Acquisition PA Corp (“CSAC PA”), CSAC Acquisition AZ Corp (“CSAC AZ”), Ayr NJ LLC, CSAC LLC, CSAC-LivFree LLC, CSAC-Washoe Wellness, LLC, CSAC-The Canopy LLC.

i.	CSAC-Washoe Wellness, LLC includes a wholly-owned subsidiary DWC Investments, LLC.

ii.	CSAC AZ includes a wholly-owned subsidiary Blue Camo LLC doing business as (“dba”) Oasis (“Oasis”). Oasis includes wholly-owned subsidiaries Ocotillo Vista, Inc. and Total Health & Wellness, Inc.

b.	Payroll entities - Mercer Strategies PA, LLC, Parker Solutions PA, LLC.

c.	Real estate entity - Parker RE MA, LLC.

3)	CSAC Acquisition FL Corp. (“CSAC FL”) includes wholly-owned subsidiaries 242 Cannabis LLC and DJMMJ Investments LLC (dba Liberty Health Sciences Florida Ltd.) (collectively referred to as “Liberty”), and payroll subsidiary Parker Solutions FL LLC.

4)	Sira Naturals, Inc includes a wholly-owned payroll subsidiary Parker Solutions MA, LLC.

5)	LivFree includes a wholly-owned payroll subsidiary BP Solutions LLC.

6)	Washoe includes wholly-owned subsidiaries Klymb Project Management, Inc, Tahoe-Reno Botanicals, LLC, Tahoe-Reno Extractions, LLC.

7)	Canopy includes wholly-owned subsidiaries Kynd-Strainz, LLC and Lemon Aide, LLC.

8)	CSAC Acquisition PA Corp. is the parent company of CannTech PA, LLC (“CannTech PA”).

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

3.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.2 Revenue

ASU 2014-09 – Revenue from Contracts with Customers (“ASC 606”) specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. Through the application of the standard, the Company applies the following five-step model to determine the amount and timing of revenue to be recognized:

•	Identifying the contract with a customer

•	Identifying the performance obligations within the contract

•	Determining the transaction price

•	Allocating the transaction price to the performance obligations

•	Recognizing revenue when/as performance obligation(s) are satisfied.

In some cases, judgment is required in determining whether the customer is a business or the end consumer. This evaluation is made on the basis of whether the business obtains control of the product before transferring to the end consumer. Control of the product transfers at a point in time either upon shipment to or receipt by the customer, depending on the contractual terms. In determining the appropriate time of sale, the Company takes into consideration a) the Company’s right to payment for the goods or services; b) customer’s legal title; c) transfer of physical possession of the goods; and d) timing of acceptance of goods.

Revenue is recognized based on the sale of cannabis for a fixed price when control is transferred. The amount recognized reflects the consideration that the Company expects to receive taking into account any variation that is expected to result from rights of return. Dispensary revenue is recognized at the point of sale while wholesale revenue is recognized once Ayr transfers the significant risks and rewards of ownership of the goods and does not retain material involvement associated with ownership or control over the goods sold.

3.3 Cash

The Company considers the following to be cash: cash deposits in financial institutions, cash held in Company safe or lockbox at operational locations. The Company has banking relationships in all jurisdictions in which it operates. In addition, the Company has cash balances in excess of Federal Deposit Insurance Corporation (the “FDIC”) limits.

3.4 Business combination

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method in accordance with ASC 805 – Business Combination (“ASC 805”). The Company measures goodwill as the fair value of the consideration transferred, including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount of the identifiable assets and liabilities assumed, all measured as of the acquisition date.

Consideration transferred includes the fair value of the assets transferred (including cash), the liabilities incurred by the Company on behalf of the acquiree, any contingent consideration and any equity interests issued by the Company. Transaction costs, other than those associated with the issuance of debt or equity securities that the Company incurs in connection with a business combination, are expensed as incurred.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.4 Business combination (continued)

The acquisition date is the date when the Company obtains control of the acquiree. Contingent consideration is measured at its acquisition date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as a liability is re-measured at subsequent reporting dates in accordance with the criteria and guidance provided under ASC 450 – Contingencies, as appropriate with corresponding gain or loss recorded in the interim statements of operations and comprehensive loss.

3.5 Inventory

Inventories are primarily comprised of finished goods, work-in-process, raw materials and supplies. Inventory is valued at the lower of cost and net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Raw materials and work-in-process is stated at the lower of cost or net realizable value, with cost being determined using the weighted average cost method. Finished goods inventory is stated at the lower of cost or net realizable value, with cost being determined on the first-in, first-out (“FIFO”) accounting method.

Costs incurred during the growing process are capitalized as incurred to the extent that cost is less than net realizable value. Any subsequent post-harvest costs, including direct costs such as materials, labor, related overhead and depreciation expense on equipment attributable to processing, are capitalized to inventory to the extent that cost is less than net realizable value. Inventories of purchased finished goods and packing materials are initially valued at cost and subsequently at the lower of cost and net realizable value. The Company reviews inventories for obsolete, redundant and slow-moving goods and any such inventories identified are written down to net realizable value.

3.6 Property, plant, and equipment (“PPE”)

PPE is stated at cost less accumulated depreciation and accumulated impairment losses, if any. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to write off the cost of PPE, less their estimated residual value, using the straight-line method over the following expected useful lives:

•	Land – not depreciated

•	Buildings – 39 years

•	Leasehold improvements – the shorter of the useful life or life of the lease

•	Furniture and fixtures – 5 to 7 years

•	Office equipment – 3 to 5 years

•	Machinery and equipment – 5 to 15 years

•	Auto and trucks – 5 years

•	Assets under construction – not depreciated

An item of PPE is derecognized upon disposal, when held for sale or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the interim statements of operations and comprehensive loss.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.6 Property, plant, and equipment (“PPE”) (continued)

Assets under construction are transferred to the appropriate asset class when available for use and depreciation of the assets commences at that point of time.

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for PPE and any changes arising from the assessment are applied by the Company prospectively.

Where an item of PPE comprises major components with different useful lives, the components are accounted for as separate items of PPE. Expenditures incurred to replace a component of an item of PPE that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

The Company capitalizes interest on debt financing invested in projects under construction. Upon the asset becoming available for use, capitalized interest costs, as a portion of the total cost of the asset, are depreciated over the estimated useful life of the related asset.

3.7 Intangible assets

Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value as of the acquisition date. Amortization periods of assets with finite lives are based on management’s estimates at the date of acquisition and are amortized over their estimated useful lives. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

(a)  Goodwill

The Company measures goodwill as the fair value of the consideration transferred, including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount of the identifiable assets and liabilities assumed, all measured as of the acquisition date. Goodwill is allocated to a specific reporting unit or allocated between reporting units based on the relative fair value of each reporting unit. The Company’s policy is to first perform a qualitative assessment to determine if it was more-likely-than-not that the reporting unit’s carrying value is less than the fair value, indicating the potential for goodwill impairment. The amount of goodwill impairment is determined as the excess of the carrying value of the reporting unit’s goodwill over the fair value of that reporting unit. Impairment testing is performed annually by the Company or more frequently, if events or changes in circumstances indicate that they might be impaired. Management makes estimates during impairment testing as judgment is required to determine indicators of impairment and estimates are used to measure impairment losses. The Company assesses the fair values of its intangible assets, and its reporting unit for goodwill testing purposes, as necessary, using an income-based approach. Under the income approach, fair value is based on the present value of estimated future cash flows.

(b)  Finite life intangible assets

Intangible assets are recorded at cost, less accumulated amortization and impairment losses. Amortization is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any. Intangible assets, which include licences/permits, right-to-use licenses, host community agreements, and trade name/brand have useful lives of 15, 15, 15, and 5 years, respectively. Such assets are tested annually for impairment, or more frequently, if events or changes in circumstances indicate that they might be impaired. The estimated useful lives, residual values, and amortization methods are reviewed at each year-end, and any changes in estimates are accounted for prospectively.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.7 Intangible assets (continued)

(c)  Impairment of long-lived assets

Long-lived assets such as property, plant and equipment and definite-lived intangible assets are grouped with other assets and liabilities at the lowest level for which identifiable independent cash flows are available (“asset group”). The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In order to determine if assets have been impaired, the impairment test is a two-step approach wherein the recoverability test is performed first to determine whether the long-lived asset is recoverable. The recoverability test (Step 1) compares the carrying amount of the asset to the sum of its future undiscounted cash flows using entity specific assumptions generated through the asset’s use and eventual disposition. If the carrying amount of the asset is less than the cash flows, the asset is recoverable and an impairment is not recorded. If the carrying amount of the asset is greater than the cash flows, the asset is not recoverable and an impairment loss calculation (Step 2) is required. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group. Fair value can be determined using a market approach, income approach or cost approach. The cash flow projection and fair value represents management’s best estimate, using appropriate and customary assumptions, projections and methodologies, at the date of evaluation. The reversal of impairment losses is prohibited.

3.8 Leases

The Company assesses whether a contract is or contains a lease, at inception of a contract. Leases are recognized as a right-of-use asset (“ROU”) and corresponding liability at the commencement date based on the present value of the future minimum lease payments over the lease term. Operating leases are included in ROU – operating and lease liabilities – operating on the interim balance sheets. For operating leases, the Company records operating lease expense. Finance leases are included in ROU – finance, net and lease liabilities - finance are included in other current liabilities and other non-current liabilities on the interim balance sheets. For finance leases, the Company records interest expense on the lease liability in addition to amortizing the right-of-use asset (generally straight-line) over the shorter of the lease term or the useful life of the right-of-use asset. The Company primarily leases space for corporate offices, retail, cultivation and manufacturing under non-cancellable operating leases. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease.

Lease liabilities include the net present value of fixed payments (including in-substance fixed payments), variable lease payments that are not based on an index or a rate or subject to a fair market value renewal, amounts expected to be payable by the lessee under residual value guarantees, the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option. The Company allocates the consideration in the contract to each lease component on the basis of the relative standalone price of the lease component and the aggregate stand-alone price of the non-lease components. The lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be determined, the lessee’s incremental borrowing rate. The period over which the lease payments are discounted is the reasonably certain lease term, including renewal options that the Company is reasonably certain to exercise. Renewal options are included in a number of leases across the Company.

Payments associated with short-term leases are recognized as an expense on a straight-line basis in the interim statements of operations and comprehensive loss. Short-term leases are leases with a lease term of 12 months or less. Variable lease payments that depend on an index or a rate or are subject to a fair market value renewal are expensed as incurred and recognized in the interim statements of operations and comprehensive loss.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.9 Equity investments

An associate is an entity over which the Company exercises significant influence. Significant influence is the power to participate in the financial and operating policy of the investee but without control or joint control over those policies. Interests in associates are accounted for using the equity method and are initially recognized at cost. Subsequent to initial recognition, the carrying value of the Company’s interest in an associate is adjusted for the Company’s share of income or loss and distributions of the investee. The carrying value of associates is assessed for impairment at each balance sheet date. Significant influence is presumed if the Company holds between 20% and 50% of the voting rights, unless evidence exists to the contrary.

Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Investees in which the Company has joint control and rights to the net assets thereof, are defined as joint ventures. Joint ventures are also accounted for under the equity method.

3.10 Non-controlling interests

Equity interests owned by parties that are not shareholders of the Company are considered non-controlling interests. The share of net assets attributable to non-controlling interests are presented as a component of equity while the share of net income or loss is recognized in equity. Changes in Ayr’s ownership interest that do not result in a loss of control are accounted for as equity transactions. The Company does not have any non-controlling interests.

3.11 Derivatives

The Company evaluates all of its agreements to determine if such instruments have derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then revalued at each reporting date, with changes in the fair value reported in the Company’s interim financial statements. In calculating the fair value of derivative liabilities, the Company uses a valuation model when level 1 inputs are not available to estimate fair value at each reporting date (see Note 19). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the interim financial statements date.

3.12 Loss per share

The basic loss per share is computed by dividing the net loss by the weighted average number of shares outstanding, including Subordinate Shares, multiple voting shares of the Company (“Multiple Voting Shares”), and Exchangeable Shares (as defined below), during the period. The diluted loss per share reflects the potential dilution of shares by adjusting the weighted average number of shares outstanding to assume conversion of potentially dilutive shares, such as Warrants, restricted stock units (“RSU”s), Rights, and shares related to contingent consideration (“contingent shares”). The “treasury stock method” is used for the assumed proceeds upon the exercise of the Exchangeable Shares and Warrants that are used to purchase Subordinate Shares at the average market price during the period. If the Company incurs a net loss during a reporting period, the calculation of fully diluted loss per share will not include potentially dilutive equity instruments such as restricted Warrants, RSUs, Rights and contingent shares, therefore, basic loss per share and diluted loss per share will be the same.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.13 Stock-based payments

(a) Stock-based payment transactions

Certain employees (including directors and senior executives) of the Company receive a portion of their remuneration in the form of stock-based payment transactions, whereby employees render services as consideration for equity instruments (“equity settled transactions”).

Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued. In situations where equity instruments are issued to non-employees and some or all of the fair value of the good or service received by the Company as consideration cannot be specifically identified, they are measured at fair value of the stock-based payment.

The costs of equity-settled transactions with employees are measured by reference to the fair value of the stock price at the date on which they are granted, using an appropriate valuation model. The value of the transaction is expensed through the vesting period.

The costs of equity-settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the “vesting date”).

The cumulative expense is recognized for equity-settled transactions at each reporting date until the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The income or loss for a period represents the movement in cumulative expense recognized as of the beginning and end of that period and the corresponding amount is represented in contributed surplus. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the interim statements of operations and comprehensive loss.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original terms of the award are met. An additional expense is recognized for any modification which increases the total fair value of the stock-based payment arrangement or is otherwise beneficial to the employee as measured at the date of modification. Where an award is cancelled by the Company or the counterparty, any remaining element of the fair value of the award is derecognized at that time through the interim statements of operations and comprehensive loss.

The dilutive effect of outstanding options is reflected as additional dilution in the computation of earnings per share.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.13 Stock-based payments (continued)

(b) Warrants

The Company determines the accounting classification of warrants, as either liability or equity, by assessing ASC 480 – Distinguishing Liabilities from Equity and ASC 815 – Derivatives and Hedging. Under ASC 480, warrants are considered a liability if the warrants are mandatorily redeemable, obligate the Company to settle the warrants or the underlying shares by paying cash or other assets, or warrants that must or may require settlement by issuing a variable number of shares. Under ASC 815, warrants are considered liabilities if contracts require or may require the issuer to net settle the contract for cash. Such derivatives are recorded as a liability at fair value, irrespective of the likelihood of the transaction occurring that triggers the net cash settlement feature.

After all relevant assessments, the Company concludes whether the warrants are classified as liability or equity. Liability classified warrants require fair value accounting at issuance and subsequent to initial issuance with all changes in fair value after the issuance date recorded in the statements of operations and comprehensive loss. Equity classified warrants only require fair value accounting at issuance with no changes recognized subsequent to the issuance date.

The Company determined the warrants are freestanding instruments which do not meet the characteristics of a liability and therefore are classified as equity.

3.14 Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

3.15 Financial instruments

Recognition and initial measurement

Financial assets and financial liabilities, including derivatives, are recognized when the Company becomes a party to the contractual provisions of a financial instrument or non-financial derivative contract. All financial instruments are measured at fair value on initial recognition. Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities, other than financial assets and financial liabilities classified as FVTPL (as defined below), are added to or deducted from the fair value on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified as FVTPL are recognized immediately in the interim statements of operations and comprehensive loss.

Classification and subsequent measurement

The Company classifies financial assets, at the time of initial recognition, according to the Company’s business model for managing the financial assets and the contractual terms of the cash flows. Financial assets are classified in the following measurement categories:

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.16 Financial instruments (continued)

a) amortized cost (“AC”);

b) fair value through profit or loss (“FVTPL”); and

c) fair value through other comprehensive income (“FVTOCI”).

Financial assets are subsequently measured at amortized cost if both the following conditions are met and they are not designated as FVTPL: a) the financial asset is held within a business model whose objective is to hold financial assets to collect contractual cash flows; and b) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

These assets are subsequently measured at amortized cost using the effective interest rate method, less any impairment, with gains and losses recognized in the interim statements of operations and comprehensive loss in the period that the asset is derecognized or impaired. All financial assets not classified as amortized cost as described above are measured at FVTPL or FVTOCI depending on the business model and cash flow characteristics. The Company has no financial assets measured at FVTOCI.

Financial liabilities are subsequently measured at amortized cost using the effective interest rate method with gains and losses recognized in the interim statements of operations and comprehensive loss in the period that the liability is derecognized, except for financial liabilities classified as FVTPL.

Refer to Note 18 for the classification and fair value (“FV”) level of financial instruments.

Impairment of financial instruments – Expected credit losses (“ECL”)

For all financial assets recorded at amortized cost, the Company applies the simplified approach to provide expected credit losses, which requires the use of the lifetime expected loss provision for all accounts receivable based on the Company’s historical default rates over the expected life of the accounts receivable and is adjusted for forward-looking estimates. The methodologies and assumptions, including, but not limited to, any forecasts of future economic conditions, credit ratings, and macro-economic factors, are reviewed regularly.

All individually significant loans receivable are assessed for impairment. All individually significant loans receivable found not to be specifically impaired are then collectively assessed for impairment. Loans receivables not individually significant are collectively assessed for impairment by grouping together loans receivable with similar risk characteristics.

ECL are calculated as the product of the probability of default, exposure at default and loss given default over the remaining expected life of the receivables. The Company assesses all information available, including past due status, credit ratings, the existence of third-party insurance, and forward-looking macro-economic factors in the measurement of the ECLs associated with its assets carried at amortized cost. No ECL has been recorded by the Company as all receivables are expected to be collected and are not significant.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

3.16 Financial instruments (continued)

Derecognition

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are recognized in the interim statements of operations and comprehensive loss.

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the interim statements of operations and comprehensive loss.

3.17 Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the interim statements of operations and comprehensive loss.

The results and financial position of an entity that has a functional currency different from the presentation currency is translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of the balance sheet; and

•	income and expenses for each statement of operations and comprehensive loss are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated as the rate on the dates of the transactions).

Effect of translation differences are accumulated and presented as a component of equity under accumulated other comprehensive loss.

3.18 Taxation

The current income tax expense is based on taxable income for the period. Income tax payable is based on the income tax expense from the current and prior periods that has not been remitted. Taxable income differs from “Loss before income tax” as reported in the interim statements of operations and comprehensive loss because of items of income or expenses that are taxable or deductible in other periods and items that are never taxable or deductible. Current income tax represents the expected income taxes recoverable (or payable) on taxable income for the period using income tax rates enacted or substantively enacted at the end of the reporting period and factors in any adjustments arising from prior periods.

As the Company operates in the cannabis industry, it is subject to the limits of Internal Revenue Code (“IRC”) Section 280E under which the Company is only allowed to deduct expenses included as cost of goods sold. This results in permanent book/tax differences for ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. Therefore, the effective tax rate can be highly variable and may not necessarily correlate with pre-tax income or loss.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.18 Taxation (continued)

Deferred taxes are accounted for using the liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the interim financial statements and their respective tax bases. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the period in which those differences are expected to be recovered or settled.

The effect of a change in tax rates on deferred tax assets and liabilities is recognized in net loss in the period that includes the substantive enactment date. A deferred tax asset is recognized initially when it is probable that future taxable income will be sufficient to use the related tax benefits and may be subsequently reduced, if necessary, to the extent that it is no longer probable that future taxable profits will be available. A deferred tax expense or benefit is recognized in accumulated other comprehensive income or otherwise directly in equity to the extent that it relates to items that are recognized in accumulated other comprehensive income or directly in equity in the same or a different period.

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

3.19 Significant accounting judgments and estimates

The application of the Company’s accounting policies requires management to use estimates and judgments that can have a significant effect on the revenues, expenses, assets and liabilities recognized, and disclosures made in the interim financial statements.

Management’s best estimates concerning the future are based on the facts and circumstances available at the time estimates are made. Management uses historical experience, general economic conditions and assumptions regarding probable future outcomes as the basis for determining estimates. Estimates and their underlying assumptions are reviewed periodically, and the effects of any changes are recognized at that time. Actual results could differ from the estimates used.

The global pandemic outbreak of the novel strain of coronavirus (“COVID-19”) has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, store closures, self-imposed quarantine periods and social distancing, may cause material disruption to businesses globally resulting in an economic slowdown. COVID-19 has cast uncertainty on the assumptions used by management in making its judgments and estimates.

The following areas require management’s critical estimates and judgments:

(a) Business combination

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets acquired, liabilities assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date when the Company obtains control of the acquiree.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a) Business combination (continued)

Goodwill represents the difference between total consideration paid and the fair value of the net identifiable assets acquired. Acquisition costs incurred are expensed to total expenses. Contingent consideration is measured at its acquisition date fair value and is included as part of the consideration transferred in a business combination, subject to the applicable terms and conditions.

Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with the criteria and guidance provided under ASC 450 – Contingencies.

Based on the facts and circumstances that existed at the acquisition date, management will perform a valuation analysis to allocate the purchase price based on the fair values of the identifiable assets acquired and liabilities assumed on the acquisition date. Management has one year from the acquisition date to confirm and finalize the facts and circumstances that support the finalized fair value analysis and related purchase price allocation. Until such time, these values are provisionally reported and are subject to change. Changes to fair values and allocations are retrospectively adjusted in subsequent periods.

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when earn-outs are expected to be achieved, which is used as the basis for estimating fair value. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Judgment is applied in determining whether an acquisition is a business combination or an asset acquisition by considering the nature of the assets acquired and the processes applied to those assets, or if the integrated set of assets and activities is capable of being conducted and managed for the purpose of providing a return to investors or other owners.

(b) Inventory

In calculating the value of inventory, management is required to make a number of estimates, including estimating the stage of growth of the cannabis up to the point of harvest, expected yields for the cannabis plants, harvesting costs, net realizable value, selling costs, average or expected selling prices and impairment factors. In calculating final inventory values, management compares the inventory costs to estimated net realizable value. The estimates are judgmental in nature and are made at a point in time, using available information, expected business plans and expected market conditions. Periodic reviews are performed on the inventory balance with the changes in inventory reserves reflected in cost of goods sold.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.19 Significant accounting judgments and estimates (continued)

(c) Estimated useful lives and depreciation of PPE

Depreciation of PPE is dependent upon estimates of useful lives, which are determined through the exercise of judgments. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions.

(d) Valuation, estimated life and impairment of intangible assets

Management uses significant judgment in estimating the useful lives and impairment. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

(e) Goodwill impairment

Goodwill is tested for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of goodwill may have been impaired. In order to determine that the value of goodwill may have been impaired, the Company performs a qualitative assessment to determine that it was more-likely-than-not if the reporting unit’s carrying value is less than the fair value, indicating the potential for goodwill impairment. A number of factors, including historical results, business plans, forecasts and market data are used to determine the fair value of the reporting unit. Changes in the conditions for these judgments and estimates can significantly affect the assessed value of goodwill.

(f) Leases

Each capitalized lease is evaluated to determine if the Company would exercise any of the renewal options offered. Several material factors are considered in determining if the renewal options would be exercised, such as length of the renewal, renewal rate, and ability to transfer locations. When measuring lease liabilities, the Company used discounted lease payments using a weighted-average rate in the range of 9.8% to 15.0% per annum. The weighted-average rate is based on the internal borrowing rate, which relies on judgments and estimates.

(g) Provisions and contingent liabilities

When the Company is more likely than not to incur an outflow of resources to settle an obligation and the amount can be reasonably estimated, a contingent liability is recorded. The contingent liability is recorded at management’s best estimates of the expenditure required to settle the obligation at period end, discounted to the present value, if material.

(h) Financial instruments

To determine the fair value of financial instruments, the Company develops assumptions and selects certain methods to perform the fair value calculations. Various methods considered include but are not limited to: (a) assigning the value attributed to the transaction at the time of origination; (b) re-measuring the instrument if it requires concurrent fair value measurement; and (c) valuing the instrument at the issuance value less any amortized costs. As judgment is a factor in determining the value and selecting a method, as well as, the inherent uncertainty in estimating the fair value, the valuation estimates may be different.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.19 Significant accounting judgments and estimates (continued)

(h) Financial instruments (continued)

Application of the option pricing model requires estimates in expected dividend yields, expected volatility in the underlying assets and the expected life of the financial instruments. These estimates may ultimately be different from amounts subsequently realized, resulting in an overstatement or understatement of net loss and comprehensive loss.

(i) Expected credit loss

Management determines ECL by evaluating individual receivable balances and considering customers’ financial condition and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as income when received. All receivables are expected to be collected within one year of the period end.

(j) Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to the expectation of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that the tax positions taken will be sustained upon examination by applicable tax authorities.

3.20 Change in accounting standards

Recently Issued Accounting Standards

In December 2019, the FASB issued ASU 2019-12 Topic 740 - Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, and interim periods therein. The Company is evaluating the adoption date and impact, if any, adoption will have on its interim financial statements.

In January 2020, the FASB issued ASU 2020-01 Topic 321 - Investments - Equity Securities, Topic 323 - Investments - Equity Method and Joint Ventures, and Topic 815 - Derivatives and Hedging (collectively “ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The Company is evaluating the adoption date and impact, if any, adoption will have on its interim financial statements.

In August 2020, the FASB issued ASU No. 2020-06 Subtopic 470-20 - Debt—Debt with Conversion and Other Options and Subtopic 815-40 Derivatives and Hedging—Contracts in Entity’s Own Equity: Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, to improve financial reporting associated with accounting for convertible instruments and contracts in an entity’s own equity. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The Company is evaluating the adoption date and impact, if any, adoption will have on its interim financial statements.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

4. BUSINESS COMBINATIONS AND ASSET ACQUISITIONS

Each of the acquisitions are subject to specific terms relating to the satisfaction of the purchase price by the Company and its wholly-owned subsidiaries, and incorporates payments in cash, shares, and debt as well as certain contingent considerations. The shares issued as consideration are either Subordinate Shares or non-voting exchangeable shares of the Company’s subsidiaries (“Exchangeable Shares”) that are exchangeable on a one-for-one basis into an equal number of Subordinate Shares of the Company. The Company treats the Exchangeable Shares as options with a value equal to a share of Subordinate Shares, which represents the holder’s claim on the equity of the Company. The Company has presented these Exchangeable Shares as a part of shareholders’ equity within these interim financial statements due to (i) the fact that they are economically equivalent to the Company’s publicly traded Subordinate Shares (ii) the holders of the Exchangeable Shares are subject to restrictions on transfer under United States securities laws, but may dispose of the Exchangeable Shares without such restriction by exchanging them for Subordinate Shares of the Company. Changes in these assumptions would affect the presentation of the Exchangeable Shares from shareholders’ equity to non-controlling interests; however, there would be no impact on loss per share.

The goodwill recognized on acquisitions is attributable mainly to the expected future growth potential and expanded customer base arising as a result of the completion of the respective acquisition. Goodwill has been allocated to the reporting units corresponding to each of the acquired businesses. None of the goodwill is expected to be deductible for income tax purposes. The Company tests the recoverability of its goodwill annually, or more frequently, if events or changes in circumstances indicate that they might be impaired. For further analysis on goodwill relating to business combinations, see Note 7. All the acquisitions noted below were accounted for in accordance with ASC 805.

Any summary of certain material terms from the definitive agreements, as amended, in respect to the acquisitions below are not exhaustive and are qualified in its entirety which may be found on Ayr’s profile on SEDAR at www.sedar.com

2021 First Quarter Acquisitions

Business combinations

On February 26, 2021, the Company completed its acquisition of Liberty in a stock-for-stock combination. On March 23, 2021, the Company completed its acquisition of Oasis through a membership interest purchase agreement. On March 31, 2021, the Company completed its acquisition of Ohio Medical Solutions, LLC (“Ohio Medical”) through an asset purchase agreement.

Asset acquisitions

On March 30, 2021, the Company completed its acquisition of Greenlight Management, LLC (“Greenlight Management”) and Greenlight Holdings, LLC (“Greenlight Holdings”) through a membership purchase agreement. Greenlight Management has a management agreement with Parma Wellness, Center, LLC (“Parma”). Collectively, the Liberty, Oasis, Ohio Medical, and Parma acquisitions are referred to as the “Q1 2021 Acquisitions.”

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

4. BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

The details of the purchase consideration consist of cash, debt, Subordinate Shares, Exchangeable Shares and contingent consideration,

Final valuations of the assets acquired and liabilities assumed are not yet complete due to the inherent complexity associated with valuations and the short period of time between the acquisition date and the period end. Therefore, the purchase price allocation is preliminary and subject to adjustment on completion of the valuation process and analysis of resulting tax effects. Management will finalize the accounting for the acquisitions no later than one year from the date of the respective acquisition dates. Differences between these provisional estimates and the final acquisition accounting may occur and these differences could have a material impact.

The fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

	Liberty	Oasis	Parma	Ohio Medical	Total
US$	$	$	$	$	$
ASSETS ACQUIRED
Cash	6,650,137	8,213,418	-	-	14,863,555
Accounts receivable	-	26,125	-	6,362	32,487
Inventory	53,525,694	10,079,251	-	313,076	63,918,021
Prepaid expenses and other assets	817,824	463,825	-	85,474	1,367,123
Intangible assets	270,000,000	220,000,000	13,255,000	11,739	503,266,739
Property, plant, and equipment	58,438,900	10,898,530	3,910,000	489,739	73,737,169
Right-of-use assets - operating	13,819,462	15,824,407	-	3,488,670	33,132,539
Right-of-use assets - finance, net	378,992	13,095	-	-	392,087
Deposits	619,377	166,200	-	252,000	1,037,577
Total assets acquired at fair value	404,250,386	265,684,851	17,165,000	4,647,060	691,747,297

LIABILITIES ASSUMED
Trade payables	3,274,255	2,935,856	-	-	6,210,111
Accrued liabilities	5,781,303	3,089,641	-	-	8,870,944
Income tax payable	3,284,437	428,875	-	-	3,713,312
Deferred tax liabilities	70,525,181	-	-	-	70,525,181
Lease liabilities - operating	13,819,462	15,824,408	-	3,497,060	33,140,930
Lease liabilities - finance	378,992	13,095	-	-	392,087
Debts payable	7,479,389	-	-	-	7,479,389
Accrued interest	153,057	-	-	-	153,057
Total liabilities assumed at fair value	104,696,076	22,291,875	-	3,497,060	130,485,011

Goodwill	99,944,878	35,030,364	-	-	134,975,242

Calculated purchase price	399,499,188	278,423,340	17,165,000	1,150,000	696,237,528

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

4. BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

Liberty Business Combination

Liberty is a vertically-integrated cannabis company with cultivation, processor, transporter, and retail dispensary operations in Florida. Liberty owns a 387-acre cultivation campus in Gainesville, Florida with over 300,000 square feet of current production facilities and operates over 35 dispensaries in the medical market.

Purchase consideration was comprised of the following:

		Shares	Value
Equity	i	12,670,958	$399,499,188
Total		12,670,958	$399,499,188

Pursuant to the terms of the Definitive Agreement (“Liberty Agreement”), Ayr satisfied the purchase price of $399.5 million for Liberty through the following:

i.	$399.5 million of the Liberty purchase price in the form of 12,670,958 Subordinate Shares of the Company in a stock-for-stock combination. Liberty shareholders received 0.03683 Ayr shares for each Liberty share held.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

4. BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

Oasis Business Combination

Oasis is a vertically-integrated cannabis company with a cultivation, processing, and retail dispensary operations in Arizona. Oasis operates a 10,000 square foot cultivation and processes facility and has an 80,000 square foot cultivation facility under development. Oasis operates three dispensaries in both the adult-use and medical markets.

Purchase consideration was comprised of the following:

		Shares	Value
Cash	i		$9,732,751
Debt Payable	ii		25,888,342
Shares Issued	iii	4,570,434	125,187,247
Contingent Consideration	iv		117,615,000
Total		4,570,434	$278,423,340

Pursuant to the terms of the Definitive Agreement (”Oasis Agreement”), Ayr satisfied the purchase price of $278.4 million for Oasis through the following:

i.	$9.7 million of the Oasis purchase price in the form of cash consideration;

ii.	$25.9 million of the Oasis purchase price in the form of promissory notes payable;

iii.	$125.2 million of the Oasis purchase price in the form of 4,570,434 Exchangeable Shares, that are exchangeable on a one-for-one basis into an equal number of Subordinate Shares of the Company. Two million of the Exchangeable Shares are held in escrow and may be payable upon the achievement of established cultivation targets at the facility under development. These shares have restrictions on their ability to be sold for six to eighteen months (the “Oasis Lock-Up Provision”); and

iv.	A portion of the Oasis purchase price is derived from an earn-out provision, valued through a Monte-Carlo simulation, that may entitle the sellers to earn additional consideration if certain milestones are achieved.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

4. BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

Parma Asset Acquisition

Greenlight Management operates on a 58,000 square foot facility in Parma, Ohio under a management agreement with Parma. Parma is a recipient of a Tier 1 Cultivator Provisional License in the medical cannabis market in Ohio. The land and building where the facility is located are owned by Greenlight Holdings.

As the Parma acquisition did not meet the definition of a business according to ASC 805 as the assets were a similar group of assets and there were no outputs at the time of acquisition, it was recorded as an asset acquisition. Purchase consideration for the acquisition was $17,165,000, paid in cash.

Ohio Medical Business Combination

Ohio Medical is a cannabis processor and manufacturer in the Ohio medical market with a 9,000 square foot medical marijuana processor facility that is licensed as part of the Ohio medical cannabis program.

Purchase consideration for the combination was $1,150,000, paid in cash.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

4. BUSINESS COMBINATION AND ASSET ACQUISITIONS (Continued)

2020 Fourth Quarter Acquisitions

On November 18, 2020, CSAC AcquisitionCo completed its acquisition of DocHouse, LLC (“DocHouse”) through a membership interest purchase agreement. On December 23, 2020, CSAC PA, a wholly-owned subsidiary in Nevada, United States, completed its acquisition of CannTech PA through a membership interest purchase agreement. Collectively, the DocHouse and CannTech PA acquisitions are referred to as the “Q4 2020 Acquisitions”.

The details of the purchase price consideration consist of cash, debt, Subordinate Shares, and Exchangeable Shares.

The fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

	Dochouse	Canntech	Total
US$	$	$	$
ASSETS ACQUIRED
Cash	-	2,383,373	2,383,373
Inventory	-	254,342	254,342
Prepaid expenses, deposits, and other current assets	-	525,989	525,989
Intangible assets	13,072,485	62,099,558	75,172,043
Property, plant, and equipment	11,063,908	10,596,301	21,660,209
Right-of-use assets - operating	-	11,131,990	11,131,990
Deposits and other assets	-	204,132	204,132
Total assets acquired at fair value	24,136,393	87,195,685	111,332,078
LIABILITIES ASSUMED
Trade payables	290,512	715,912	1,006,424
Accrued liabilities	46,330	262,130	308,460
Advance from related parties	2,303,349	5,737,455	8,040,804
Lease liabilities - operating	-	11,170,076	11,170,076
Debts payable	-	8,271,432	8,271,432
Total liabilities assumed at fair value	2,640,191	26,157,005	28,797,196
Goodwill	-	3,015,000	3,015,000
Calculated purchase price	21,496,202	64,053,680	85,549,882

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

4. BUSINESS COMBINATION AND ASSET ACQUISITIONS (Continued)

DocHouse Asset Acquisition

DocHouse owns real property with a grower/processor permit in the Pennsylvania medical cannabis market.

As DocHouse did not meet the definition of a business according to ASC 805, it was recorded as an asset acquisition. Purchase consideration was comprised of the following:

		Shares	Value
Cash	i		$17,477,788
Debt Payable	ii		1,934,964
Shares Issued	iii	128,265	2,083,450
Total		128,265	$21,496,202

Pursuant to the terms of the Definitive Agreement (“DocHouse Agreement”), Ayr satisfied the purchase price of $21.5 million for DocHouse through the following:

i.	$17.5 million of the DocHouse purchase price in the form of cash consideration, of which $12.4 million was paid on closing, $3.0 million was paid within three months, and $2.1 million is payable within six months of closing;

ii.	$1.9 million of the DocHouse purchase price in the form of promissory note payables; and

iii.	$2.1 million of the DocHouse purchase price in the form of 128,265 Subordinate Shares of the Company. These shares have restrictions on their ability to be sold for six to twelve months (the “DocHouse Lock-Up Provision”).

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

4. BUSINESS COMBINATION AND ASSET ACQUISITIONS (Continued)

CannTech PA Business Combination

CannTech PA is a vertically-integrated cannabis company with a grower/processor and dispensary permit in the Pennsylvania medical market. CannTech PA has a permit to operate six retail dispensaries and a cultivation and processing facility.

The purchase consideration was comprised of the following:

		Shares	Value
Cash	i, iv		$25,160,864
Debt Payable	ii		13,917,181
Shares Issued	iii	1,310,041	24,975,635
Total		1,310,041	$64,053,680

Pursuant to the terms of the Definitive Agreement (“CannTech PA Agreement”), Ayr satisfied the purchase price of $64.1 million for CannTech PA through the following:

i.	$25.2 million of the CannTech PA purchase price in the form of cash consideration;

ii.	$15.2 million of the CannTech PA purchase price in the form of promissory notes payable. The fair value of the notes on the acquisition date was $13.9 million;

iii.	$24.9 million of the CannTech PA purchase price in the form of 1,310,041 Exchangeable Shares that are exchangeable on a one-for-one basis into an equal number of Subordinate Shares of the Company. These shares have restrictions on their ability to be sold for four to twelve months (the “CannTech PA Lock-Up Provision”); and

iv.	Settlement of the final working capital adjustment.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

4. BUSINESS COMBINATION AND ASSET ACQUISITIONS (Continued)

Fair Value Considerations

The consideration has been allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The business combinations have been accounted for in accordance with ASC 805, with the results included in the Company’s net earnings from the date of acquisition.

The consideration that is subject to a Lock-Up Provision is measured at fair value based on unobservable inputs and is considered a Level 3 measurement. The fair value was determined by the Company’s share price at the acquisition date and other inputs based on other observable market data. The earn-out provision in the Oasis Agreement has been measured at fair value by using a Monte-Carlo simulation model. Refer to Note 13 for the contingent consideration fair value treatment subsequent to the acquisition.

5. INVENTORY

The Company’s inventory includes the following:

	March 31, 2021	December 31, 2020
Raw materials	$2,954,007	$1,705,150
Work in process	19,171,881	10,454,491
Finished goods	32,579,508	8,934,839
Supplies and others	6,073,775	1,825,125
Incremental costs to acquire cannabis inventory in a business combination	28,547,375	-
Total inventory	$89,326,546	$22,919,605

Amount of inventory included in cost of goods sold during the three months ended March 31, 2021 and 2020 was $25,337,104, and $16,675,069, respectively. There were no inventory write-downs taken during the periods ended.

For the three months ended March 31, 2021 and 2020, $5,792,389 and $nil, respectively, of expenses relating to the incremental costs to acquire cannabis inventory in a business combination is included on the interim statements of operations and comprehensive loss. This relates to the one-time adjustment of cannabis inventory from cost to fair value as part of the purchase price allocation.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

6. PROPERTY, PLANT, AND EQUIPMENT

	Furniture and	Office	Machinery and	Auto and	Buildings, leasehold	Construction in
	fixtures	equipment	equipment	trucks	improvements, and land	Progress	Total
Cost
As of January 1, 2020	$923,391	$312,486	$1,871,195	$130,298	$17,732,014	$17,146,625	$38,116,009
Acquired through combinations and acquisitions [Note 4]	66,915	49,519	4,544,221	-	2,707,898	14,291,656	21,660,209
Additions	85,610	147,350	317,723	59,253	12,476,063	-	13,085,999
Disposals	-	-	-	-	(112,558)	-	(112,558)
Placed in service	-	-	-	-	12,837,753	(12,837,753)	-
As of December 31, 2020	$1,075,916	$509,355	$6,733,139	$189,551	$45,641,170	$18,600,528	$72,749,659
Acquired through combinations and acquisitions [Note 4]	438,196	37,345	5,167,795	277,476	54,074,502	13,741,855	73,737,169
Additions	233,150	316,405	520,712	126,776	8,162,766	6,323,271	15,683,080
Disposals	-	-	-	(6,305)	-	-	(6,305)
Placed in service	-	-	-	-	133,766	(133,766)	-
As of March 31, 2021	$1,747,262	$863,105	$12,421,646	$587,498	$108,012,204	$38,531,888	$162,163,603
Accumulated Depreciation
As of January 1, 2020	$94,140	$41,736	$118,375	$13,978	$694,919	$-	$963,148
Depreciation	182,310	101,086	242,299	40,126	2,229,168	-	2,794,989
Disposals	-	-	-	-	(112,558)	-	(112,558)
As of December 31, 2020	$276,450	$142,822	$360,674	$54,104	$2,811,529	$-	$3,645,579
Depreciation	57,718	41,235	245,161	21,291	901,218	-	1,266,623
Disposals	-	-	-	(2,785)	-	-	(2,785)
As of March 31, 2021	$334,168	$184,057	$605,835	$72,610	$3,712,747	$-	$4,909,417
Net book value
As of January 1, 2020	$829,251	$270,750	$1,752,820	$116,320	$17,037,095	$17,146,625	$37,152,861
As of December 31, 2020	$799,466	$366,533	$6,372,465	$135,447	$42,829,641	$18,600,528	$69,104,080
As of March 31, 2021	$1,413,094	$679,048	$11,815,811	$514,888	$104,299,457	$38,531,888	$157,254,186

As of March 31, 2021 and December 31, 2020, the Company capitalized borrowing costs of $884,229 and $1,360,605, respectively.

Depreciation expense relating to PPE for the three months ended March 31, 2021 and 2020:

	Three Months Ended
	March 31, 2021	March 31 2020
	$	$
Cost of goods sold	982,761	272,163
Expenses	283,864	159,418
Total depreciation relating to PPE	1,266,625	431,581

7. GOODWILL AND INTANGIBLE ASSETS

Goodwill

There were no indicators of impairment during the period ended. As of March 31, 2021 and December 31, 2020, the Company reported goodwill by segment as follows:

	Massachusetts	Nevada	Pennsylvania	Florida	Arizona	Ohio	Total
As of December 31, 2020	$16,134,926	$38,813,434	$3,015,000	$-	$-	$-	$57,963,360
Acquired through combinations [Note 4]	-	-	-	99,944,878	35,030,364	-	134,975,242
As of March 31, 2021	$16,134,926	$38,813,434	$3,015,000	$99,944,878	$35,030,364	$-	$192,938,602

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

7. GOODWILL AND INTANGIBLE ASSETS (Continued)

Intangible Assets

Amortization expense is in cost of goods sold and total expenses. The amount in cost of goods sold for the three months ended March 31, 2021 and 2020 was $1,505,702 and $380,000, respectively. The following table represents intangible assets:

	Licenses/Permits	Right-to-use licenses	Host community agreements	Trade name / brand	Total
Useful life (# of years)	15	15	15	5
Cost
As of January 1, 2020	$22,000,000	$138,550,000	$35,000,000	$2,390,000	$197,940,000
Acquired through combinations and acquisitions [Note 4]	75,172,042	-	-	-	75,172,042
Additions	-	1,100,000	-	-	1,100,000
As of December 31, 2020	$97,172,042	$139,650,000	$35,000,000	$2,390,000	$274,212,042
Acquired through combinations and acquisitions [Note 4]	490,011,740	13,255,000	-	-	503,266,740
As of March 31, 2021	$587,183,782	$152,905,000	$35,000,000	$2,390,000	$777,478,782
Accumulated Amortization
As of January 1, 2020	$883,154	$5,561,864	$1,405,018	$287,828	$8,137,864
Amortization	1,668,502	9,236,666	2,333,333	478,000	13,716,501
As of December 31, 2020	$2,551,656	$14,798,530	$3,738,351	$765,828	$21,854,365
Amortization	3,119,534	2,315,278	583,334	119,500	6,137,646
As of March 31, 2021	$5,671,190	$17,113,808	$4,321,685	$885,328	$27,992,011
Net book value
As of January 1, 2020	$21,116,846	$132,988,136	$33,594,982	$2,102,172	$189,802,136
As of December 31, 2020	$94,620,386	$124,851,470	$31,261,649	$1,624,172	$252,357,677
As of March 31, 2021	$581,512,592	$135,791,192	$30,678,315	$1,504,672	$749,486,771

8. RIGHT-OF-USE ASSETS & LEASE LIABILITIES

Information related to operating and finance leases as of March 31, 2021 are as follows:

	Operating Lease	Finance Lease
Weighted average discount rate	13.92%	12.32%
Weighted average remaining lease term	11.35 yrs	3.39 yrs

The maturity of the contractual undiscounted lease liabilities as of March 31, 2021 are as follows:

	Operating Lease	Finance Lease	Total
Remainder of 2021	$9,840,538	$1,040,328	$10,880,866
2022	12,744,019	987,132	13,731,151
2023	12,092,209	942,880	13,035,089
2024	10,916,703	679,251	11,595,954
2025	10,300,552	85,405	10,385,957
2026 and thereafter	93,483,684	-	93,483,684
Total undiscounted lease liabilities	$149,377,705	$3,734,996	$153,112,701
Impact of discounting	(83,989,746)	(1,274,892)	(85,264,638)
Total present value of minimum lease payments	$65,387,959	$2,460,104	$67,848,063

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

8. RIGHT-OF-USE ASSETS & LEASE LIABILITIES (Continued)

Payments related to capitalized leases during the periods ended March 31, 2021 and 2020 are as follows:

	Three Months Ended
	March 31, 2021	March 31, 2020
Lease expense - operating
Operating lease expense, COGS	$571,714	$-
Operating lease expense, G&A	1,064,438	115,575
Lease expense - finance
Amortization of right-of-use assets, COGS	70,761	-
Amortization of right-of-use assets, G&A	1,076	-
Interest of lease liabilities - finance, COGS	35,812	-
Interest of lease liabilities - finance, G&A	524	-
Total lease expense	$1,744,325	$115,575

9. EQUITY INVESTMENTS

The Company has a 40% interest in Green Garden, LLC (“Green Garden”) and a 49% interest in Land of Lincoln Dispensary LLC (“Lincoln”). Management has concluded that the current interests do not provide control to the Company. Accordingly, the Green Garden and Lincoln investments have been accounted for using the equity method. The Lincoln acquisition has had no operating activity for the three months ended March 31, 2021. The following table relates to the Company’s investment in Green Garden as of March 31, 2021, and December 31, 2020:

	March 31, 2021	December 31, 2020
Balance, at the beginning of the period	$503,509	$427,399
Investment	23,610	109,700
Share of loss	(13,071)	(33,590)
Net book value, as of	$514,048	$503,509

The following table presents a summary of the interim balance sheets and statements of operations of Green Garden:

	March 31, 2021	December 31, 2020
Current assets	$3,566	$15,242
Non-current assets	-	-
Current liabilities	-	-
Revenue	-	-
Loss	(32,676)	(83,976)

10. RELATED PARTY TRANSACTIONS AND BALANCES

Related parties are defined as management and members of the Company and/or members of their immediate family and/or other companies and/or entities in which a board member or senior officer is a principal owner or senior executive. Other than disclosed elsewhere in the interim financial statements, related party transactions and balances are as follows:

Mercer Park, L.P. entered into a management agreement with the Company dated May 24, 2019. As of March 31, 2021, and December 31, 2020, $262,489 and $83,371 was included in prepaid expenses as an advance for these services. Included in expenses for the period ended March 31, 2021, are management fees of $1,787,073 that are included in general and administrative expenses and embedded lease fees of $115,575 that are included in operating lease expense. The management fee is paid monthly and varies based on actual costs incurred by the related entity when providing the Company administrative support, management services, office space, and utilities. In addition, the management fees pay other corporate or centralized expenses based on actual cost, including but not limited to legal and professional fees, software, and insurance. The agreement is a month-to-month arrangement.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

10. RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

As of March 31, 2021, and December 31, 2020, Mercer Park Brand Acquisition Corp. (“Brand”), a SPAC that has limited services shared with the Company, owed to Ayr $139,759 and $135,000. This is included in due from related parties.

During the period ended March 31, 2021, the Company incurred fees from Panther Residential Management, LLC (“Panther”), a company partially owned by a board member of Ayr. The total incurred fees were $25,500 (2020: $25,500) of office expenses, $150,000 (2020: $112,500) of rental fees, $66,546 (2020: $1,308) of interest expense.

Directors and officers of the Company are considered key members of management. Compensation for the directors and officers in the respective periods were comprised of:

	Three Months Ended
	March 31, 2021	March 31, 2020
Compensation and benefits, included in management fee	$937,500	$469,375
Stock-based compensation, non-cash	8,223,545	12,145,302
Total compensation	$9,161,045	$12,614,677

Refer to Note 11 and 16 for additional information around the debts payable and non-cash stock-based compensation plan and calculation, respectively, for the three months ended March 31, 2021 and 2020.

11. DEBTS PAYABLE & SENIOR SECURED NOTES

Senior secured notes

On December 10, 2020, the Company completed an offering to a syndicate of institutional investors comprising four-year senior secured promissory notes (the “December 2020 Notes”) with a face value of $110,000,000. The December 2020 Notes accrue interest of 12.5% per annum, payable semi-annually commencing on June 30, 2021, with a maturity 48 months from closing. These notes have the option to be paid off at face value in 24 months. The December 2020 Notes impose certain covenants and restrictions, including restrictions on the incurrence of debt, assets sales and dividends and other distributions. The December 2020 Notes are secured by all assets of the Company and certain of its subsidiaries. Issuance costs totaling $6,473,895 were allocated to the December 2020 Notes and will be amortized over the 48 months.

Senior secured notes
As of December 31, 2020	$103,652,963
Debt issued	-
Debt repaid	-
Debt issuance costs	(43,067)
Debt issuance costs amortized	405,059
Total senior secured notes payable as of March 31, 2021	$104,014,955
Total accrued interest payable related to senior secured notes as of March 31, 2021	$4,181,507

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

11. DEBTS PAYABLE & SENIOR SECURED NOTES (Continued)

Debt payable

Debts payable
As of December 31, 2020	$62,232,581
Discounted as of December 31, 2020	1,279,819
Acquired through combinations and acquisitions [Note 4]	33,367,731
Incurred	-
Converted to equity	(2,442,691)
Less: repayment	(2,536,003)
Total debts payable, undiscounted as of March 31, 2021	91,901,437
Less: discounted to fair value	(1,190,942)
Total debts payable as of March 31, 2021	$90,710,495
Total accrued interest payable related to debts payable as of March 31, 2021	$2,915,204

The details of debts payable were as follows:

	March 31, 2021
	Related party debt	Non-related party debt	Total debt
Principal payments	$35,491,501	$56,409,936	$91,901,437
Less: current portion	4,817,949	3,113,413	7,931,362
Total non-current debt, undiscounted	$30,673,552	$53,296,523	$83,970,075
Less: discount to fair value	-	(1,190,942)	(1,190,942)
Total non-current debt	$30,673,552	$52,105,581	$82,779,133

The following table presents the future debt obligation as of March 31, 2021:

Future debt obligations (per year)
2021	$11,145,329
2022	5,611,722
2023	11,446,496
2024	37,809,548
2025 and beyond	25,888,342
Total debt obligations	$91,901,437

As part of the combinations and acquisitions, the Company issued and assumed notes with related and non-related parties. The related party notes are considered part of the purchase price to the former shareholders of the acquired businesses. As a result of the combinations and acquisitions, several of these individual shareholders are now considered related parties of the Company across various roles including directors, officers, and shareholders.

Pursuant to the Sira Agreement, the Company issued a related-party promissory note in the amount of $5,000,000 to a lender of Sira that is secured by all the assets of Sira. The note matures five years from the closing date with a 6% annual interest rate. In addition, the Company agreed to assume a non-related party loan of $29,393 that matured on November 10, 2020 with a 5.49% annual interest rate. Total balance assumed was $13,053.

Pursuant to the Canopy Agreement, the Company issued a related-party promissory note in the amount of $4,500,000 to Canopy that is secured by all the assets of Canopy. The note matures five years from the closing date with a 6% annual interest rate. In addition, the Company agreed to assume a non-related party loan of $421,128 that matures on October 1, 2020 with a 7% annual interest rate. The assumed loan was amended in June 2020 and matured on February 1, 2021 with a 10% annual interest rate.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

11. DEBTS PAYABLE & SENIOR SECURED NOTES (Continued)

Debt payable (continued)

Pursuant to the Washoe Agreement, the Company issued a related-party promissory note in the amount of $5,640,000 to the former members of Washoe that is secured by all the assets of Washoe. The note matures three years from the closing date with a 6% annual interest rate. In addition, the Company agreed to assume a related-party member loan that has $6,561,818 remaining, secured by an all-assets security interest over all assets of Washoe that matures three years from the closing date with a 6% interest rate. The note was amended in March 2020 to increase the interest rate to 7% in exchange for a three month deferral of principal. The Company also agreed to assume non-related party notes of $2,525,000 and $190,000 that mature on September 1, 2022 and July 23, 2023 with 5% and 6% annual interest rates, respectively; both are secured by real property owned by Washoe or its subsidiaries. Total balances assumed were $2,397,152 and $190,000, respectively.

Pursuant to the LivFree Agreement, the Company issued a related-party promissory note in the amount of $20,000,000 to the former members of LivFree that is secured by all the assets of LivFree. The note matures five years from the closing date with a 6% annual interest rate.

Pursuant to the CannaPunch Agreement, the Company issued a related-party promissory note in the amount of $2,000,000 to the former members of CannaPunch that is secured by all the assets of CannaPunch. The note matures five years from the closing date with a 6% annual interest rate.

Pursuant to the DocHouse Agreement, the Company issued non-related party promissory notes in the amount of $1,934,964 to the former members of DocHouse. The note matures three years from the closing date with an 8% annual interest rate.

Pursuant to the CannTech PA Agreement, the Company issued non-related party promissory notes in the amount of $15,197,000, to the former members of CannTech PA that is secured by all the assets of CannTech PA. The fair value of the notes as of the CannTech PA acquisition date was $13,917,181. The note matures three and a half years from the closing date with a 9% annual interest rate. In addition, the Company agreed to assume non-related party loans of $8,000,000 that mature on July 1, 2023 with a 9% annual interest rate.

Pursuant to the Oasis Agreement, the Company issued non-related party promissory notes in the amount of $25,888,342, to the former members of Oasis that is secured by all the membership interests in Oasis. The notes mature four years from closing date with a 10% annual interest rate payable semi-annually.

Interest expense associated with related party debt payable for the three months ended March 31, 2021 and 2020, was $462,044, and $608,851, respectively.

Convertible debt

Pursuant to the Liberty Agreement, the Company agreed to assume non-related party convertible debt with a face value of $4,325,000 and accrued interest of $153,055 with a 12% annual interest rate. The Company has the right to convert the debt into Subordinate Shares if the share price meets a minimum trading price. The fair value of the embedded derivative was $3,154,389. On March 4, 2021, the Company called all shares to either be paid out or converted into notes over a thirty-day period. As of March 31, 2021, convertible debt had a face value of $2,862,500 and accrued interest of $17,383, the fair value component of the embedded derivative was $2,174,198, and 85,049 Subordinate Shares were issued.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

12. SHARE CAPITAL

The authorized share capital of the Company is comprised of the following:

Unlimited number of Subordinate Shares

•	1 vote per share.

•	Class A Restricted Voting Shares were automatically converted into Subordinate Shares on the date of the Qualifying Transaction.

•	Trading on the CSE under the symbol “AYR.A” and the OTC under the symbol “AYRWF”.

Unlimited Number of Multiple Voting Shares

•	25 votes per share.

•	Convertible into Subordinate Shares on a one-for-one basis. The shares are mandatorily converted into Subordinate Shares at the earlier of: (i) the date on which the aggregate number of Multiple Voting Shares has been reduced to less than 33 1/3% of those issued and outstanding on the first date of issuance thereof, and (ii) the date that is five years from the date of closing of the Qualifying Transaction.

•	Class B Shares were automatically converted into Multiple Voting Shares on the date of the Qualifying Transaction.

•	Not traded on the CSE.

A summary of the outstanding share capital of the Company as of March 31, 2021 is comprised of the activity below. For additional shares reserved for issuance refer to Note 16 for stock-based compensation.

Initial Public Offering

On December 21, 2017, the Company completed its Offering and issued the following:

•	12,500,000 Class A Restricted Voting Units, along with 975,000 Class A Restricted Voting Units granted to the Underwriter, totaling 13,475,000 Class A Restricted Voting Units.

•	3,696,486 Class B Shares to the Sponsor net of transaction costs and forfeitures.

Qualifying Transaction

On May 24, 2019, the Company completed its Qualifying Transaction. As a result,

•	13,475,000 Class A Restricted Voting Shares, which were previously classified as liabilities, were converted into Subordinate Shares unless redeemed. 1,000 of the Class A Restricted Voting shares were redeemed, reducing the unredeemed Class A Restricted Voting Shares from 13,475,000 to 13,474,000.

•	3,696,486 Class B Shares were converted into Multiple Voting Shares.

•	7,983,887 non-voting Exchangeable Shares of CSAC AcquisitionCo were issued as part of the purchase consideration of the Qualifying Transaction.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

12. SHARE CAPITAL (Continued)

Post Qualifying Transaction

The following activity occurred subsequent to the Qualifying Transaction:

•	6,660,356 Subordinate Shares were issued in connection with the exercise of Warrants. Issued in connection with the exercise of Warrants were:

1.	298,200 shares related to an early exercise period commencing from July 15, 2019 until July 26, 2019 (“2019 Early Exercise Period”) and 3,000,001 shares related to a warrant incentive program commencing on November 24, 2020 until December 8, 2020 (“2020 Incentive Program”).

2.	435,631 shares granted related to 314,204 shares exercised through a cashless conversion feature.

•	389,905 non-voting Exchangeable Shares were issued as part of the make-whole provision liability as of November 20, 2019 and 614,515 non-voting Exchangeable Shares were issued as part of the make-whole provision liability on May 18, 2020.

•	1,328,047 Subordinate Shares were issued in connection with the conversion of 13,280,470 Rights, which were each redeemed for one tenth (1/10) of one Subordinate Voting Share as of March 31, 2021.

•	On October 1, 2019, the Company commenced a stock repurchase program to purchase up to 5% of the total issued and outstanding Subordinate Shares during each twelve-month period through the facilities of the CSE and other marketplaces. 7,400 Subordinate Shares were repurchased and cancelled, and 63,800 Subordinate Shares were repurchased and are held by the Company as treasury shares, under the stock repurchase program as of March 31, 2021.

•	8,502,361 Exchangeable Shares were converted into Subordinate Shares as of March 31, 2021.

•	On January 14, 2021, the Company closed its equity offering of 4,600,000 Subordinate Shares at a price of $34.25CDN per share for total gross proceeds of approximately $123.7 (157.6CDN) million, net of $5.7 ($7.2CDN) million of commission and expenses.

Post Qualifying Transaction Combinations and Acquisitions

The following activity occurred subsequent to the Qualifying Transaction that relate to business combinations and asset acquisitions:

•	On November 18, 2020 and December 23, 2020, the Company completed its Q4 2020 Acquisitions.

o	128,265 Subordinate Shares of Ayr were issued as part of the purchase consideration of the DocHouse Transaction.

o	1,310,041 non-voting Exchangeable Shares of CSAC PA were issued as part of the purchase consideration of the CannTech PA Transaction.

•	On February 26, 2021 and March 23, 2021, the Company completed its Q1 2021 Acquisitions.

o	12,670,958 Subordinate Shares were issued as part of the purchase consideration of Liberty.

o	4,570,434 Exchangeable Shares were issued as part of the purchase consideration of Oasis. 2.0 million of the shares are in escrow and payable upon reaching certain cultivation targets at the facility under development.

As of March 31, 2021, the Company had 456,718 Rights outstanding which can each be redeemed for one tenth (1/10) of one Subordinate Voting Share, for no additional consideration. During the period ended March 31, 2021, the Company had 92,722 Rights redeemed.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

12. SHARE CAPITAL (Continued)

On November 4, 2020, the Company created two new share classes, Restricted Voting Shares and Limited Voting Shares, including applying coattail terms to such shares similar to those applicable to the existing Subordinate Voting Shares, and amended the terms of the existing Multiple Voting Shares and existing Subordinate Voting Shares by amending the requirements on who may hold Subordinate Voting Shares, which is limited to non-US persons. The amendment in share structure was designed to seek to ensure Ayr’s status as a Foreign Private Issuer.

Warrant Reserve

As of March 31, 2021, and December 31, 2020, the Company had 9,577,275 and 10,486,412, respectively, outstanding in warrant reserve at a fair value of $0.62.

Warrants issued and outstanding, which are each exercisable, on a one-for-one basis, into Subordinate Shares. Each Warrant became exercisable for one Subordinate Voting Share, at a price of $11.50CDN per share, commencing 65 days after the completion of the Qualifying Transaction (subject to adjustments, as further described below), and will expire on the day that is five years after the completion of the Qualifying Transaction (being May 24, 2024), or may expire earlier if the expiry date of the Warrants is accelerated. For the 2019 Early Exercise Period and 2020 Incentive Program issuances, the Company made an incentive payment of $0.50CDN, resulting in an exercise price of $11.00CDN.

13. DERIVATIVE LIABILITIES

Purchase Consideration and Contingent Consideration

As part of the purchase price of the Qualifying Transaction, the Company entered into make-whole provisions relating to the Exchangeable Shares issued. The Company uses a Monte-Carlo simulation model to estimate the fair value of the make-whole provision liability. Upon initial recognition, the Company recorded a derivative liability of $2,813,718. On November 20, 2019, the Company issued a total of 389,905 Exchangeable Shares with a value of $3,245,180 as a partial settlement of the make-whole liability. On May 18, 2020, the Company issued the remaining shares related to the make-whole liability, a total of 614,515 Exchangeable Shares with a value of $3,765,927. As of March 31, 2021, and December 31, 2020, the Company revalued the make-whole provision for a value of $nil and $nil, respectively, which is included in purchase consideration payable on the interim balance sheets.

As of March 31, 2021, and December 31, 2020, purchase consideration consisted of a non-derivative portion of $5,262,163 and $9,053,057.

The earn-out provision related to the acquisition of Sira is measured at fair value by taking a probability-weighted average of possible outcomes, as estimated by management, and discounting the payment to a present value. Upon initial recognition, the fair value of the liability was recorded as $21,821,132. As of March 31, 2021, and December 31, 2020, the fair value of the contingent consideration was $23,507,422 and $22,961,412, respectively.

The earn-out provision related to the acquisition of Oasis is measured at fair value by using a Monte-Carlo simulation to estimate the fair value. Upon initial recognition, the fair value of the liability was recorded as $117,615,000. As of March 31, 2021, and December 31, 2020, the fair value of the contingent consideration was $117,615,000 and $nil, respectively.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

13. DERIVATIVE LIABILITIES (Continued)

The fair value adjustment relating to derivative liabilities has been reflected in the interim financial statements under “Fair value loss on financial liabilities” as detailed below:

	Three Months Ended
	March 31, 2021	March 31, 2020
Loss from FV adjustment on make-whole provision	$-	$(799,293)
Loss from FV adjustment on contingent consideration	(546,010)	(356,778)
Total	$(546,010)	$(1,156,071)

14. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to ensure sufficient liquidity to support its financial obligations and to execute its operating and strategic plans, managing healthy liquidity reserves and access to capital.

The Company manages its capital structure and makes adjustments to it based on the funds available to the Company in order to support business development. The directors do not establish quantitative return on capital criteria for management, but rather rely on the expertise of the Company’s management to sustain future development of the business. In order to carry out the planned business development and pay for administrative costs, the Company will spend its existing working capital and seek to raise additional amounts, as needed. There were no changes in the Company’s approach to capital management during the periods ended March 31, 2021, and December 31, 2020. The Company is not subject to externally imposed capital requirements apart from the need to maintain its listing in accordance with stock exchange requirements.

The Company raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company plans to use existing funds, as well as funds from the future sale of products, to fund operations and expansion activities. However, the Company may attempt to issue new shares or issue new debt for acquisitions. There can be no assurance that the Company will be able to continue raising capital in this manner.

15. GENERAL AND ADMINISTRATIVE

General and administrative expenses were comprised of:

	Three Months Ended
	March 31, 2021	March 31, 2020
Public company filing and listing costs	$278,978	$58,527
Compensation and benefits	6,502,820	3,811,378
Rent and utilities	1,416,474	790,806
Taxes and licenses	1,050,243	874,643
Professional and consulting fees	1,323,677	989,867
Retail and office expenses	887,179	-
Computer, software, and internet expenses	274,648	184,960
Bank charges and fees	175,625	123,164
Insurance	735,540	423,297
Security	395,216	266,338
Management fee	1,787,073	1,129,053
Travel, meals, and entertainment	233,777	72,861
Other	751,276	571,710
Total	$15,812,526	$9,296,604

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

16. STOCK-BASED COMPENSATION

In connection with the Qualifying Transaction the Company has adopted an Equity Incentive Plan (“the Plan”), which allows the Company to compensate qualifying plan participants through stock-based arrangements and provide them with opportunities for stock ownership in the Company, thereby aligning the interests of such persons with the Company’s shareholders. Under the Plan, the Company may grant stock options, restricted stock units, performance compensation awards, and unrestricted stock bonuses or purchases. There were no issuances of vested shares from the Plan as of March 31, 2021, and December 31, 2020.

In addition, CSAC AcquisitionCo established a Restricted Stock Plan (the “AcquisitionCo Plan”) to facilitate the granting of restricted Exchangeable Shares. Any shares issued under the AcquisitionCo Plan will reduce the number of Subordinate Shares that may be awarded under the Equity Incentive Plan on a one-for-one basis.

During the period ended March 31, 2021, the Company recognized stock-based compensation expense of $8,223,545 relating to the 2019 issuance of 3,837,150, 2020 issuance of 400,000, and 2021 issuance of 1,044,000 RSUs. During the period ended March 31, 2020, the Company recognized a stock-based compensation expense of $12,145,302 relating to the 2019 issuance of RSUs. The stock-based compensation expense is based on the Company’s share price on the date of the grant. The RSUs vest over a two-to-three-year period, for no additional consideration. During the period ended March 31, 2021, there were no forfeitures of RSUs.

	March 31, 2021
		Weighted Average
		Grant Date Fair
	Number	Value
RSUs Outstanding, as of December 31, 2020	4,235,150	$16.63
Granted	1,044,000	27.13
RSUs Outstanding as of March 31, 2021	5,279,150	$18.71

17. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits and/or licenses that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance, in all material respects, with applicable local and state regulations as of March 31, 2021, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of March 31, 2021, there were no material pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations. There are also no proceedings in which any of the Company's directors, officers or affiliates are an adverse party or have a material interest adverse to the Company's interest.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

17. COMMITMENTS AND CONTINGENCIES

Acquisition – Definitive Agreement and Term Sheet

Massachusetts

On February 26, 2020, the Company entered a binding term sheet with Eskar Holdings, LLC, to acquire 100% of the membership interests in Eskar Holdings LLC. Subsequent to the signing of the term sheet, the Company entered both a definitive membership interest purchase agreement and purchase and sale agreement. Pursuant to the agreements, the Company will be acquiring rights to legally open and operate an adult-use cannabis licensed retail store along with the purchase of the property located in the Town of Watertown, Massachusetts. The Company has agreed to pay a purchase price consisting of $1 million cash. In addition, for the purchase of the property, the Company paid a purchase price of $5 million cash. The closing of the acquisition is subject to, among other things, regulatory approval.

New Jersey

On March 29, 2021, the Company entered a definitive agreement to acquire Garden State Dispensary (GSD). The total purchase price is approximately, $101 million, consisting of cash, stock, and promissory notes. Earn-outs based on exceeding revenue target thresholds in 2022 will be capped at $97 million and payable in a combination of cash, promissory notes, and exchangeable shares. Pursuant to the agreement, the Company will be acquiring one of the 12 existing vertical license holders in New Jersey and one of the state’s original six alternative treatment centers (ATCs). GSD has three open dispensaries as well as 30,000 square feet of cultivation and production facilities in operation. An additional 75,000 square feet is currently under construction.

The closing for the acquisitions is subject to, among other things, regulatory approval and due diligence. As of March 31, 2021, the acquisitions have not closed.

18. FINANCIAL RISK FACTORS

   (a) Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability or, in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits from the asset’s highest and best use or by selling it to another market participant that would utilize the asset in its highest and best use.

The Company uses valuation techniques that are considered to be appropriate in the circumstances and for which there is sufficient data with unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the interim financial statements are categorized within the fair value hierarchy. This is described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

18. FINANCIAL RISK FACTORS (Continued)

   (a) Fair value (continued)

• Level 1 inputs are quoted prices in active markets for identical assets or liabilities at the measurement date.

• Level 2 inputs are observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable directly or indirectly.

• Level 3 inputs are unobservable inputs for the asset or liability that reflect the reporting entity’s own assumptions and are not based on observable market data.

The hierarchy used to fair value the financial instruments as of March 31, 2021, and December 31, 2020 were as follows:

•	Level 1: Cash and deposits

•	Level 2: None

•	Level 3: Make-whole provisions and contingent consideration issued as purchase consideration relating to business combinations

There were no transfers between levels in the hierarchy. For financial assets and liabilities not measured at fair value, their carrying value is considered to approximate fair value due to their market terms.

	Carrying values
Financial assets	FVTPL	AC	Total
March 31, 2021
Cash	$195,649,339	$-	$195,649,339
Deposits	2,621,905	-	2,621,905
Accounts receivable	-	5,022,795	5,022,795
	$198,271,244	$5,022,795	$203,294,039
December 31, 2020
Cash	$127,238,165	$-	$127,238,165
Deposits	1,562,493	-	1,562,493
Accounts receivable	-	3,464,401	3,464,401
	$128,800,658	$3,464,401	$132,265,059

	Carrying values
Financial liabilities	FVTPL	AC	Total
March 31, 2021
Contingent consideration	$141,122,422	$-	$141,122,422
Trade payables	-	17,426,643	17,426,643
Accrued liabilities	-	12,631,570	12,631,570
Accrued interest payable	-	7,096,711	7,096,711
Purchase consideration payable	-	5,262,163	5,262,163
Debts payable	-	194,725,450	194,725,450
	$141,122,422	$237,142,537	$378,264,959
December 31, 2020
Contingent consideration	$22,961,411	$-	$22,961,411
Trade payables	-	8,899,786	8,899,786
Accrued liabilities	-	8,706,813	8,706,813
Accrued interest payable	-	3,301,155	3,301,155
Purchase consideration payable	-	9,053,057	9,053,057
Debts payable	-	165,885,544	165,885,544
	$22,961,411	$195,846,355	$218,807,766

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

18. FINANCIAL RISK FACTORS (Continued)

   (a) Fair value (continued)

The Company is exposed to credit risk, liquidity risk and interest rate risk. The Company’s management oversees the management of these risks. The Company’s management is supported by the members of the Board of Directors that advise on financial risks and the appropriate financial risk governance framework for the Company. The Company’s financial risk activities are governed by policies and procedures and financial risks are identified, measured and managed in accordance with the Company’s policies and the Company’s risk appetite.

The Company quantified the sensitivity of inputs in relation to the contingent consideration as of March 31, 2021, and December 31, 2020, and would expect the following effects on fair value in the event of changes to the discount rate to the earn-out provisions related to the acquisitions of Sira and Oasis, respectively:

			Value at period end
Significant assumption	Inputs	Sensitivity	March 31, 2021	December 31, 2020
Discount rate	10% (2020)	Increase 1%	$23,273,076	$22,681,839
		Decrease 1%	23,746,322	23,247,053

			Value at period end
Significant assumption	Inputs	Sensitivity	March 31, 2021	December 31, 2020
Discount rate	9.81% (2020)	Increase 1%	$119,287,100	$-
		Decrease 1%	116,016,700	-

   (b) Credit risk

Credit risk is the risk of unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash, deposits and accounts receivable. To address its credit risk arising from cash and deposits, the Company ensures to keep these balances with reputable financial institutions. The Company has not recorded an ECL as all amounts are considered to be recoverable and are immaterial. The Company is not significantly exposed to its accounts receivable due to its diversified customer base and a stringent collection policy. No ECL has been recorded by the Company as all receivables are expected to be collected. As of March 31, 2021, and December 31, 2020, the maximum amount exposed to credit risks was $200,672,134 and $130,702,566, respectively, including cash. The components of accounts receivable as of March 31, 2021, and December 31, 2020 were:

	0-30 days	31-90 days	Over 90 days	Total
Balance, as of March 31, 2021	$4,349,844	$499,106	$173,845	$5,022,795
Balance, as of December 31, 2020	2,995,368	469,033	-	3,464,401

(c) Liquidity risk

Liquidity risk is the risk that the Company is unable to generate or obtain sufficient cash in a cost-effective manner to fund its obligations as they come due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company manages liquidity risk through maintaining sufficient funds on hand and continuously monitoring forecast and actual cash flows. Refer to Notes 8 and 11 for future lease and debt commitments. The Company has the following gross obligations as of March 31, 2021, which are expected to be payable:

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

18. FINANCIAL RISK FACTORS (Continued)

  (c) Liquidity risk (continued)

	Less than 1 year	1-5 years	> 5 years	Total
Trade payables and accrued liabilities	$30,058,213	$-	$-	$30,058,213
Lease obligations	4,307,052	16,593,868	41,707,890	62,608,810
Purchase consideration	5,262,163	-	-	5,262,163
Income tax payable	10,249,957	-	-	10,249,957
Debt Payable	11,145,329	80,756,108	-	91,901,437
Contingent consideration	-	27,500,000	-	27,500,000
Senior secured notes	-	110,000,000	-	110,000,000
Accrued interest payable	4,301,747	2,794,964	-	7,096,711
	$65,324,461	$237,644,940	$41,707,890	344,677,291

   (d) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and long-term debts. Cash and deposits bear interest at market rates. The Company’s debts have fixed rates of interest. The Company does not use any derivative instruments to hedge against interest rate risk and believes that the change in interest rates will not have a significant impact on its financial results.

   (e) Currency risk

The operating results and financial position of the Company are reported in United States dollars. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the United States dollar. The results of the Company’s operations are subject to currency transaction and translation risks.

As of March 31, 2021 and December 31, 2020, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time. The Company believes that a change in exchange rates will not have a significant impact on financial results. The Company performed a sensitivity analysis on the conversion rate applied to Canadian balances:

	Value at year end			Effect on fair value, as at
Balance sheet account	Dr (Cr.)	Conversion rate	Sensitivity	March 31, 2021
	CDN $			$
Cash and cash equivalents	75,983	0.7824	Increase / Decrease 1%	594

19. TAXATION

The Company is treated as a United States corporation under section 7874 of the Internal Revenue Code and is expected to be subject to United States federal income tax. However, the Company is expected, regardless of any application of section 7874 of the U.S. Tax Code, to be treated as a Canadian resident company for Canadian income tax purposes. As a result, the Company will be subject to taxation both in Canada and the United States. The Company is also subject to state income taxation in Massachusetts, Pennsylvania, Florida, and Arizona.

The Company’s deferred tax liability as of March 31, 2021 and December 31, 2020 was $83,132,721 and $14,677,991, respectively. The Company has recognized deferred tax liabilities through acquisitions of $85,606,569 largely due to the recognition of acquired intangible assets and PPE. The deferred tax (recovery) expense during the periods ended March 31, 2021 and 2020 was ($2,070,152) and $89,560, respectively.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Interim Financial Statements

March 31, 2021 and 2020

19. TAXATION (Continued)

The Company incurred current income tax of $7,052,052 and $4,045,374, respectively, for the periods ended March 31, 2021 and 2020.

20. SUBSEQUENT EVENTS

The Company’s management has evaluated subsequent events up to May 26, 2021, the date the interim financial statements were issued, and determined there have been no events that require adjustment or disclosure.